Hilton Group plc

Ladbroke Group PLC

03 SEP -8 AM 7:21

Ref: 82-1571


03029752

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescen... ...atford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

03 SEP -8 AM 7:21

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 22 AUGUST 2003 DECREASED TO 78,406,243 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 4.96% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

DLW 9/8

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 22 AUGUST 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 112,131,691 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.09% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,132,700
CHASE NOMINEES LIMITED	500,000
STATE STREET NOMINEES LIMITED	3,769,018
J P MORGAN CHASE	4,900
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	711,523
BROWN BROTHERS HARRIMAN	45,200
NORTHERN TRUST	166,300
LLOYDS BANK NOMINEES LIMITED	851,800
STATE STREET BANK & TRUST	172,200

J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	26,916,293
CHASE NOMINEES LIMITED	6,001,400
BANK OF NEW YORK LONDON	1,892,200
MELLON NOMINEES LIMITED	961,700
CREDIT SUISSE FST BOS ZURICH	23,000
NORTHERN TRUST	614,900
CHASE NOMINEES LIMITED	469,029
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	671,600
DEUTSCHE BANK	783,900
CITIBANK	984,000
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,108,670
CHASE MANHATTAN BANK LONDON	6,437,220
STATE STREET BANK & TRUST	3,832,053
BANK OF NEW YORK LONDON	19,310,700
CHASE NOMINEES LIMITED	838,300
DEUTSCHE BANK	1,358,876
NORTHERN TRUST	9,309,062
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,221,500
NATIONAL AUSTRALIA BANK	24,100

PICG	14,600
J P MORGAN	5,654,400
STATE STREET NOMINEES LIMITED	2,514,500
CITIBANK	225,400
MSS NOMINEES LIMITED	2,091,447
NORTRUST NOMINEES LIMITED	2,331,200
CHASE MANHATTAN BANK AG FRANKFURT	59,800
MORGAN STANLEY	1,357,900
BROWN BROTHERS HARRIMAN	298,500
TOTAL	112,131,691